UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Structural Elements Holdings, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Maryland

Date of organization
November 2, 2021

Physical address of issuer
13214 Fountain Head Plaza, Hagerstown, MD 21742

Website of issuer
https://structuralelements.com

Current number of employees
2

Filer EDGAR CIK
0002071410

Filer EDGAR CCC
u$sMDA2f

Submission Contact Person Information

> *Name*
> Susan King Glosby
>
> *Phone Number*
> (301) 766-9293
>
> *Email Address*
> susan@structuralelements.com
>
> *Notification Email Address*
> susan@structuralelements.com

Signatories

> *Name*
> Douglas Bertram
>
> *Signature*
>
>
> *Title*
> CEO
>
> *Email*
> doug@structuralelements.com
>
> *Date*
> April 14, 2026